Exhibit 99.3

Series 2025-A2 Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDER HEREOF ACKNOWLEDGES THAT THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT THE NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNER OF THIS NOTE AGREES THAT ANY TRANSFER OF THIS NOTE OR ANY INTEREST HEREIN WILL BE MADE IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE.

BY ITS PURCHASE OF THIS SERIES 2025-A2 NOTE OR ANY INTEREST HEREIN, EACH INITIAL PURCHASER WILL REPRESENT AND WARRANT, AND EACH SUBSEQUENT PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986 (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2025-A2 NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR (B) ITS PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2025-A2 NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE INSURER OR THE INITIAL PURCHASERS OF THE SERIES 2025-A2 NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.

NEITHER THE SERIES 2025-A2 NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2025-A2 NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

[Remainder of Page Intentionally Left Blank]

1

United States of America

Number R-01	$5,000,000

CARBON REVOLUTION OPERATIONS PTY LTD

FIXED RATE SENIOR NOTES, SERIES 2025-A2

2025-A2 Notes Delivery Date: October 31, 2025	Aggregate Principal Amount: $5,000,000
Stated Maturity Date: May 15, 2027	Holder: Cede & Co.
Rate of Interest: 12.00%	CUSIP: 14115J AD3

Carbon Revolution Operations Pty Ltd, ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), for value received, hereby promises to pay to the Holder specified above, or registered assigns, on the Stated Maturity Date, specified above, the Aggregate Principal Amount, specified above, and to pay interest on said Aggregate Principal Amount, which shall accrue beginning on the Series 2025-A2 Notes Delivery Date, at the Rate of Interest specified above per annum. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Capitalized terms herein that are not otherwise defined shall have the meaning provided in the Indenture (defined hereinafter). Interest hereon shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on November 15, 2025 (each an “Interest Payment Date”). Principal hereof shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on January 1, 2027 in five (5) equal installments of an amount equal to 3.333% of the aggregate principal amount of Notes (as defined below) outstanding without giving effect to any PIK interest thereon (each a “Principal Payment Date” and collectively with an Interest Payment Date, a “Note Payment Date”). All remaining obligations outstanding (including, without limitation, outstanding principal of, accrued and unpaid interest on, and PIK Interest on) outstanding after the final Note Payment Date (if any), shall be due and payable on the Stated Maturity Date. Payment of principal of this Note is payable by check or wire transfer in lawful money of the United States of America by presentation and surrender of this Note at the Designated Trust Office of UMB Bank, National Association, as trustee, or its successor in trust (the “Trustee”) or at the duly designated office of any duly appointed alternate or successor paying agent.

Interest on this Note is computed on the basis of a 360-day year consisting of twelve 30-day months. Payment of interest on and principal of this Note shall be made to the Holder hereof and shall be paid in the manner set out in Article II of the Indenture and Section 2 of the Fifth Supplemental Indenture.

2

Payments under or in respect of this Note are subject to the Tax Matters set out in Article XI of the Indenture, including the Tax Gross-up and Tax indemnity provisions there. This Note is one of an authorized issue of Notes consisting of “Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2025-A2” (the “Notes”), maturing on May 15, 2027. The Notes are issued under and subject to the provisions of a Trust Indenture, dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or modified from time to time, the “Indenture”), duly executed and delivered by and between the Issuer and the Trustee. The Trustee will disburse the proceeds of the Notes (the “Disbursement”) pursuant to the Fifth Supplemental Indenture and a Proceeds Disbursing and Security Agreement, by and among UMB Bank, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (the “Disbursing Agent”), Gallagher IP Solutions LLC, as servicer and as collateral agent for the benefit of the Trustee under the Transaction Documents referred to therein (the “Servicer”) and as security trustee for the benefit of the Security Beneficiaries under the Security Trust Deed referred to therein (the “Security Trustee”), the Issuer, Carbon Revolution Pty Ltd ACN 128 274 653, which is Issuer’s parent (“Issuer’s Parent”) and Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology” and, collectively with Issuer and Issuer’s Parent, the “Co-Obligors”), dated as of May 23, 2023 (as amended, amended and restated, or otherwise modified from time to time, the “Proceeds Disbursing Agreement”). The Co-Obligors will repay the Disbursement pursuant to the Proceeds Disbursing Agreement. Payment of principal of and interest on the Notes will be secured and collateralized solely by the sources that comprise the Trust Estate, as such term is defined in the Indenture (which Trust Estate has been assigned by the Trustee to the Servicer). All funds established in the Indenture are pledged for the equal and ratable benefit of the registered holders of the Notes and, except as otherwise provided in the Indenture, may be used for no purpose other than payment of the Notes.

Notwithstanding any contrary provision of the Indenture, other than through the assets that comprise the Trust Estate, the Issuer has no obligation to make payments of principal of or interest on the Notes. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Reference is hereby made to the Indenture and to all indentures supplemental thereto, as well as the Proceeds Disbursing Agreement for a description of the assets that comprise the Trust Estate, the provisions, among others, with respect to the nature and extent of the security for the Notes, the rights, duties, and obligations of the Issuer, the Trustee, and the Noteholders, and the provisions regulating the manner in which the terms of the Indenture and the Transaction Documents (as defined in the Indenture) may be modified, to all of which provisions the Holder of this Note, on behalf of himself and his successors in interest, assents by acceptance hereof.

The Notes are issuable only in the form of fully registered Notes without coupons in the Authorized Denominations. Subject to the conditions and upon the payment of charges provided in the Indenture, the Holder of any Note or Notes issued under the Indenture may, if not prohibited by law, surrender the same (together with a written instrument of transfer satisfactory to the Trustee duly executed by the Holder or his attorney duly authorized in writing) in exchange for an equal aggregate principal amount of Notes of any denominations authorized as above described. This Note is transferable as provided in and subject to the provisions of the Indenture by the Holder in person or by the Holder’s attorney duly authorized in writing at the Designated Trust Office of the Trustee upon surrender of this Note accompanied by a duly executed instrument of transfer, in form and with guarantee of signature satisfactory to the Trustee, and upon payment of any governmental charges or taxes incident to such transfer. Upon any such transfer, a new Note or Notes in the same aggregate principal amount and of the same series, interest rate, and maturity will be issued to the transferee. The Issuer and the Trustee may deem and treat the person in whose name this Note is registered as the absolute Holder hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of, or on account of, the principal of, and interest due on this Note and for all other purposes, and the Issuer and the Trustee shall not be affected by any notice to the contrary. Beneficial Ownership Interests in this Note may be transferred so long as the proposed resale, transfer, or other disposition of this Note is exempt from registration under the Securities Act.

The Notes are subject to redemption prior to the Stated Maturity Date pursuant to the terms of Section 2.13 of the Indenture.

The Holder of this Note shall have no right to enforce the provisions of the Indenture or this Note, or to institute action to enforce the covenants therein or herein, or to take any action with respect to any event of default under the Indenture, or to institute, appear in, or defend any suit or other proceedings with respect thereto except as provided in the Indenture. In certain events, on the conditions, in the manner, and with the effect set forth in the Indenture, the principal of all of the Notes issued under the Indenture and then outstanding may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

3

IT IS HEREBY CERTIFIED, RECITED, AND DECLARED that all acts, conditions, and things required to exist, happen, and be performed precedent to and in the issuance of this Note do exist, have happened, and have been performed in due time, form, and manner as required by applicable law in order to make this Note a valid and legal obligation of the Issuer and that the issuance of the Notes (subject to the terms hereof), together with all other obligations of the Issuer, does not exceed or violate any constitutional or statutory limitation applicable to the Issuer.

IN WITNESS WHEREOF, Carbon Revolution Operations Pty Ltd has caused this Note to be executed by its authorized representative by his or her manual signature, as of the Series 2025-A2 Notes Delivery Date set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

4

FORM OF TRUSTEE’S AUTHENTICATION CERTIFICATE

It is hereby certified that this Note has been issued under the provisions of the Indenture described in this Note; and that this Note has been issued as of the Series 2025-A2 Notes Delivery Date specified in this Note or in exchange for or replacement of a Note or Notes.

Dated: October 31, 2025

UMB Bank, National Association, as Trustee

By:
Name:
Title:

5

FORM OF ASSIGNMENT

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned Holder of this Note, or duly authorized representative or attorney thereof, hereby assigns this Note to _______________________________________ (Assignee’s Social Security or Taxpayer Identification Number) (Print or type Assignee’s name and address, including ZIP code) and hereby irrevocably constitutes and appoints ______________________________ attorney to transfer the registration of this Note on the Register with full power of substitution in the premises.

Dated:

Signature Guaranteed:_____________________________________________________

NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company that is a participant in the Medallion Guarantee Program.	NOTICE: The signature above must correspond with the name of the Holder as it appears upon the front of this Note in every particular, without alteration or enlargement or any change whatsoever.

The following abbreviations, when used in the assignment above or on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

JT TEN - as joint tenant with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian _____ under Uniform Gifts to Minors Act ______

(Minor)	(Cust)	(State)

Additional abbreviations may also be used though not in the list above.

6

NOTE RATE, MATURITY AND PAYMENT INFORMATION

Principal Amount	$5,000,000

2025-A2 Notes Delivery Date:	October 31, 2025

Stated Maturity Date:	May 15, 2027

Rate of Interest:	12.00%

CUSIP:	14115J AD3

7